ANNESTES THOROUGHBREDS INC.

FINANCIAL STATEMENT FOR THE PERIOD ENDED JULY 9, 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNT'S REVIEW REPORT

To Management
Annestes Thoroughbreds Inc.
New York, New York

We have reviewed the accompanying financial statements of Annestes Thoroughbreds Inc. which comprise of the balance sheet as of July 9, 2020, and the related statement of income, statement of retained earnings and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
July 13, 2020

ANNESTES THOROUGHBREDS INC.
BALANCE SHEET
JULY 9, 2020

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	-
Stock subscription receivable		-
TOTAL CURRENT ASSETS		-
TOTAL ASSETS	$	-

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable	$	-
TOTAL CURRENT LIABILITIES		-
TOTAL LONG-TERM LIABILITIES		-
TOTAL LIABILITIES		-

SHAREHOLDERS' EQUITY

Common stock, Class A, 30,000 shares authorized, nil shares issued and outstanding, $0.0001 par value.	-
Common stock, Class B, 1 share authorized, 1 share issued and outstanding, $0.0001 par value.	-
Additonal paid-in capital	-
Retained earnings	-
TOTAL SHAREHOLDERS' EQUITY	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ -

See independent accountant's review report and accompanying notes to financial statements.

ANNESTES THOROUGHBREDS INC.
STATEMENT OF INCOME
JULY 9, 2020

REVENUES	$	-
COST OF GOODS SOLD		-
GROSS PROFIT		-
OPERATING EXPENSES		
General and administrative		-
TOTAL OPERATING EXPENSES		-
NET INCOME (LOSS)		-

ANNESTES THOROUGHBREDS INC.
STATEMENT OF RETAINED EARNINGS
JULY 9, 2020

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
BEGINNING BALANCE, JULY 7, 2020 (INCEPTION)	-	$ -	-	$ -	-	$ -	$ -
Issuance of comon stock	-	-	1	-	-	-	$ -
Net income	-	-	-	-	-	-	$ -
ENDING BALANCE, JULY 9, 2020	-	$ -	1	$ -	$ -	$ -	$ -

See auditor's report and accompanying notes to financial statements.

ANNESTES THOROUGHBREDS INC.
STATEMENT OF CASH FLOWS
JULY 9, 2020

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$	-
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Increase (decrease) in liabilities:		
Accounts payable		-
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock		-
CASH PROVIDED BY FINANCING ACTIVITIES		-
NET INCREASE (DECREASE) IN CASH		-
CASH AT BEGINNING OF YEAR		-
CASH AT END OF YEAR	$	-

CASH PAID DURING THE YEAR FOR:

INTEREST	$	-
INCOME TAXES	$	-

See independent accountant's review report and accompanying notes to financial statements.

- 6 -

1.   **Summary of Significant Accounting Policies**

The Company
Annestes Thoroughbreds Inc. (the "Company") was incorporated in the State of Delaware on July 7, 2020. The Company is an early stage company that will acquire a number of thoroughbred race horses for racing and breeding purposes. The Company will manage the ownership of those horses, including making decisions as to the choice of the trainer, choice of races, breeding opportunities, potential stud services and eventual sale fo the horses. The Company's operations are managed by K&G Stables, LLC, a Delaware limited liability company. George Hall, the President and a director of the Company is the managing member of K&G Stables, LLC.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of July 9, 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. As of July 9, 2020, the Company has not recorded any income tax benefits or liabilities as it has not yet begun operations.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of July 9, 2020, the Company has not earned any revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

New Accounting Pronouncements
There are no recent accounting pronouncements that are expected to have a material impact on the Company's current financial statements or current financial position.

2.   <u>**Commitments and Contingencies**</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Equity**

   Common Stock – Series A
   Under the certificate of incorporation, the Company has authorized the issuance of up to 30,000 shares of common stock – Series A, at a $0.0001 par value. As of July 9, 2020, no shares of common stock – Series A have been issued and none are outstanding. Common stock – Series A is not entitled to any votes.

   Common Stock – Series B
   Under the certificate of incorporation, the Company has authorized the issuance of up to one share of common stock – Series B, at a $0.0001 par value. As of July 9, 2020, one share of common stock – Series B has been issued and is outstanding. Common stock – Series B is entitled to one vote per share.

4. **Subsequent Events**

   The Company has evaluated subsequent events through July 13, 2020, the date through which the financial statement was available to be issued. It has been determined that no additional events require additional disclosure.